INNOCENT INC

3280 Suntree Blvd

Suite 150

Melbourne, FL 32940

 (828) 702-7687

dosswa@yahoo.com

innocentinc1@gmail.com

August 2, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Attn: Andrew Mew

Re: Innocent, Inc.

Form 10-K/A for the fiscal year ended August 31, 2010

Filed May 27, 2011

Form 10-Q/A for the quarterly period ended November 30, 2010

Filed May 27, 2011

Form 10-Q for the quarterly period ended February 28, 2011

Filed April 29, 2011

File No. 333-150061

Form 10-K for the fiscal year ended August 31, 2010, as amended

Item 8.  Financial Statements, page F-1 Statements of Cash Flows, page F-5

We note your response to comment one in our letter dated June 8, 2011 and your proposed revision increasing proceeds from notes payable by $10,000 to $67,396. We further note the line item to be included within financing activities in your Statements of Cash Flows entitled “Conversion of note to common stock” for ($10,000) resulting in notes payable of $57,396 as reflected on your balance sheet as of August 31, 2010. Your proposed revision indicates you had a cash outflow of $10,000; generally debt converted to common stock is a non-cash transaction. Please tell us and revise your disclosure to explain the nature of the transaction such that you issued stock and paid back $10,000 in cash on the note payable.

The following changes have been made to reflect the conversion of the Notes Payable.

Cash flows from financing activities
Proceeds from related party loan	342,607	5,742	356,450
Repayments of related party loan	(15,000)	-	(15,000)
Proceeds from notes payable	67,396	-	67,396
Proceeds from sale of stock	-	-	34,000

Cash provided by financing activities	395,003	5,742	442,846
Net change in cash	2,907	(34)	2,907
Cash at beginning of period	-	34	-
Cash at end of period	$2,907	$-	$2,907

Supplemental cash flow Information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

Non-cash Financing Activities
Conversion of debt to common stock	$10,000	$-	$10,000
Common stock held in escrow	$10,000	$-	$10,000

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

2. We note your response to comment two in our letter dated June 8, 2011.  Please file as an exhibit to your next current or periodic report the non-binding commitment letter from QuoteBrand. See Item 601(b)(10)(ii)(A) of Regulation S-K.

The Exhibit will be filed

Item 9A. Controls and Procedures, page 16

3. We note your response to comment three in our letter dated June 8, 2011. In describing the control deficiency you indicate that there has been no material breach or omission of material information. This proposed disclosure appears inconsistent with your conclusions that disclosure controls and procedures as well as your internal controls over financial reporting were not effective. Please note the severity of a deficiency in internal control over financial reporting does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that your internal controls over financial reporting will fail to prevent or detect a misstatement on a timely basis .Please refer to SEC Release No. 33-8810 and revise your disclosure as appropriate.

Revised response:

Management is responsible for maintaining a system of internal control over financial reporting (“ICFR”) that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The disclosure controls and procedures and internal control over financial reporting were not effective due to lack of experience related to the requirements as defined by the SEC reporting guidelines. The CEO is reviewing these guidelines based upon the questions and comments from the SEC and the overall reporting responsibility. We also plan to utilize an outside service, such as a CPA or other knowledge service to assist the CEO in the filing of the August 31, 2011. The current Company deficiency in controls and procedures as well as internal controls over financial reporting could result in a reasonable possibility that the company internal controls over financial reporting will fail to prevent or detect a misstatement on a timely basis.

4. We note your response to comment four in our letter dated June 8, 2011. Please state whether the company has remediated any of the material weaknesses that you have identified. If not, state this clearly in your filing.

The company CEO has reviewed to guidelines as they relate to the recent  SEC questions and is reviewing the SEC guidelines in general concerning the reporting disclosure requirements and the company believes this process will be completed prior to the filing of the August 31, 2011 annual K. The company plans to, but has not at this point in time engage the services of an outside CPA to assist and review its financial statements and reporting, we expect this to be competed for the year end reporting of the August 31, 2011. At this point we have not remediated our disclosure controls and internal controls over financial reporting deficiency.

5. We note your response to comment five in our letter dated June 8, 2011. Please confirm that you will identify Mr. Doss as your principal accounting officer in your filing, including in the Directors, Executive Officers, and Corporate Governance section, as well as including this title on the signature page.

Mr. Doss will be identified as the principal accounting officer.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 19

6. We note your response to comment nine in our letter dated June 8, 2011. Please disclose the information required by Item 404(a) of Regulation S-K for each loan made to you. In this regard, please disclose the amount of each loan provided to you by the individuals identified in your response.

The below summary of Notes Payable will be included.

		5% HOLDER
NAME	LOAN AMOUNT	OFFICER or DIRECTOR	SHAREHOLDER
Quote Brand Limited	50,000		YES
Bay Street Capital	1,490	YES
Aleksandr Kryukov	13,000	YES
One Financial Corp	14,970		YES
La Prima Investments Ltd	250,000		YES
Dr. Sam Pillersdorf

Form 10-Q for the quarterly period ended November 30, 2010, as amended

Statements of Cash Flows, page 5

7. We note your response to comment 11 in our letter dated June 8, 2011. Information about all investing and financing activities during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed as supplemental disclosure on the same page as the statements of cash flows or within the notes to the financial statements. Please refer to FASB ASC 230-10-50-1 through 6 and revise your disclosure accordingly.

Revised Cash Flow

			September 27, 2006 (inception) to November 30, 2009

	Three months ended November 30,
	2009	2008
Cash flows from operating activities
Net loss	$(10,962)	$(6,609)	$(101,775)
Adjustments to reconcile net loss to net cash used in operating activities
Common stock issued for services	3,000	-	3,000
Changes in operating assets and liabilities:
Accounts receivable	-	2,656	-
Accounts payable and accrued liabilities	300	4,716	43,270
Cash provided by (used in) operating activities	(7,662)	763	(55,505)

Cash flows from investing activities	-	-	-

Cash flows from financing activities
Loan payable - related party	20,426	134	34,269
Proceeds from notes payable	10,000	-	10,000
Proceeds from sale of stock	-	-	34,000
Cash provided by financing activities	30,426	134	78,269

Net change in cash	22,764	897	22,764
Cash at beginning of period	-	34	-
Cash at end of period	$22,764	$931	$22,764

Supplemental disclosure of non-cash investing and financing activities:
Common shares issued for investment in goldmine	$500,000	$-	$500,000
Common shares issued for conversion of debt	$10,000	$-	$10,000
Acceptance of note payable for investment in gold mine	$1,500,000	$-	$1,500,000

Supplemental cash flow Information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

Form 10-Q for the quarterly period ended February 28, 2011

Statements of Cash Flows, page 5

8. We note your response to comment 11 in our letter dated June 8, 2011. Please revise your statement of cash flows to reflect the cash portion, if any, associated with the acquisition of the working interest from Oportunidad, LLC. Please refer to FASB ASC 230-10-50-1through 6. Also, please revise your description of the assets acquired and the nature of the costs capitalized to provide greater transparency. Please refer to FASB ASC 932- 235-50 and include disclosure of your method for accounting for costs incurred in your oil and gas activities.

Statements of Cash Flows (unaudited)

			September 27, 2006 (inception) to February 28, 2011

	Six months ended February 28,
	2011	2010
Cash flows from operating activities
Net loss	$(325,802)	$(26,288)	$(556,197)
Adjustments to reconcile net loss to net cash used in operating activities
Common stock issued for services	-	3,000	3,000
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	16,636	(12,700)	54,092
Cash provided by (used in) operating activities	(309,166)	(35,988)	(499,105)

Cash flows from investing activities
Purchase of fixed assets	(60,000)	-	(210,000)
Investment in joint venture	(290,010)	-	(290,010)
Note receivable, net of allowance	250,000	-	-
Cash flows used in investing activities	(100,010)	-	(500,010)

Cash flows from financing activities
Proceeds from related party loan	-	42,527	356,450
Repayments of related party loan	-	(15,000)	(15,000)
Proceeds from notes payable	415,616	10,000	633,012
Proceeds from sale of stock	-	-	34,000
Cash provided by financing activities	415,616	37,527	1,008,462

Net change in cash	6,440	1,539	9,347
Cash at beginning of period	2,907	-	-
Cash at end of period	$9,347	$1,539	$9,347

Supplemental disclosure of non-cash investing activities
Common shares issued for investment in gold mine	$-	$500,000	$-
Common shares issued for subscription receivable	$-	$880,000	$-
Common shares issued for conversion of debt	$-	$10,000	$10,000
Issuance of note payable for fixed asset	$150,000	$-	$150,000

Supplemental cash flow Information:
Cash paid for interest	$-	$-	$-
Cash paid for income taxes	$-	$-	$-

On November 23, 2010 Innocent Inc. entered into an agreement to acquire from Sedunda Oportunidad, LLC, the 100% working interest in an Oil and Gas Leasehold Estate including the effective net revenues flowing therefrom. The effective net revenue yield is 82% after the landowner Royalty is paid. The property, Thomas Lease, one well located center of south quarter section 7, Township 24 North Range West, Garfield County, Oklahoma, Book 1955 page 534 on 8/13/09.  The parties agreed on a purchase price of $150,000 whereby Innocent Inc. will issue a 10% interest bearing note payable for the purchase price. The note will be a one year demand note payable. The surrounding property of approximately 300 acres contains approximately 45 wells in various states of operation and non-operation that can be acquired. It is anticipated that an additional $150,000 working capital will be required to return the property to the status of a working well, with most of the expense associated to the pipeline of the gas to the refinery. The well is in the process of refurbishing and at this time we are not ready to make projections of income. The Initial purchase price of $150,000 by issuance of a note payable and $60,000 cash expenses to-date for site prep and well refurbishing represent the $210,000 investment to date. The 60,000 was spent with a third party operator and the project is currently on hold pending additional funds.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs are expensed. Costs of drilling and equipping productive wells, including development dry holes and related production facilities are capitalized.

Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives. The Company provides for depreciation, depletion and amortization of its investment in producing oil and gas properties on the unit-of-production method, based upon independent reserve engineers' estimates of recoverable oil and gas reserves from the property once this reserve is established.

Properties will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the property has found a sufficient quantity of reserves to justify its completion as a producing property if the required capital expenditure is made and ii) there is enough geological and engineering evidence that supports a commercially producible quantity of reserves exist from a previously drilled well on the property. If the well properties cannot support any of these criteria, the property is assumed to be impaired, and its costs are charged to expense.

The impairment of unamortized capital costs is measured at a combined lease level and is reduced to fair value if it is determined that the sum of expected future net cash flows is less than the net book value. In the event impairment has occurred through either adverse changes or as a result of the annual review of its property.

Impairment of Long-Lived Assets

The Company will review its long-lived assets to be held and used, including unproved oil and gas properties accounted for under the successful efforts method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets. In such circumstances, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Revenue Recognition

The Company uses the sales method of accounting for natural gas and oil revenues. Under this method, revenues are recognized upon the passage of title, net of royalties. Revenues from natural gas production will be recorded using the sales method. When sales volumes exceed the Company's entitled share, an overproduced imbalance occurs. To the extent the overproduced imbalance exceeds the Company's share of the remaining estimated proved natural gas reserves for a given property, the Company records a liability. At December 31, 2010, the Company had no overproduced imbalances and no revenues.

Controls and Procedures, page 16

9. We note your response to comment 14 in our letter dated June 8, 2011 and reiterate our comment. Please refer to SEC Release No. 33-8810 and revise your disclosure accordingly.

Initially we felt that the clarification to the initial SEC questions and comments were addressed and the corrections brought the company in compliance.  We will report in the amended and future filings that the company disclosure controls and procedures are not effective until such time as we feel that the company filings meet the proper standard of disclosure.

Innocent Inc. acknowledges and accepts that;

Innocent Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Innocent Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Wayne A Doss

Wayne A Doss

President and CEO

Director